This is a translation of the original Japanese “Notice of resolutions adopted at the Extraordinary General Meeting of Shareholders” prepared for the convenience of non-resident shareholders. Should there be any discrepancy between any part of this translation and the original Japanese text, the latter shall prevail.

December 21, 2015

NOTICE OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

We would like to notify that the following matters were resolved at the Extraordinary General Meeting of Shareholders, held today.

Yours faithfully,

Michito Ishii, Representative Director, President
The Higashi-Nippon Bank, Limited
11-2, Nihonbashi 3-Chome, Chuo-ku, Tokyo

Matters resolved:

Proposal 1:	Approval of the Share Transfer Plan with The Bank of Yokohama, Ltd.

This proposal was approved and adopted as originally proposed, and therefore the share transfer will be conducted with The Bank of Yokohama, Ltd. (address:  1-1, Minatomirai 3-Chome, Nishi-ku, Yokohama, Kanagawa) in order to incorporate a company named “Concordia Financial Group, Ltd.” (address:  7-1, Nihonbashi 2-Chome, Chuo-ku, Tokyo) that would become a wholly-owning parent company of The Bank of Yokohama, Ltd. and the Bank, effective as of Friday, April 1, 2016.

Proposal 2:	Partial Amendments to the Articles of Incorporation

This proposal was approved and adopted as originally proposed, and therefore the record date for ordinary meeting of shareholders will be abolished, Article 12 of the current Articles of Incorporation will be deleted and the articles following current Article 13 will be renumbered (the “Amendments”).

The Amendments will take effect on March 31, 2016 on the condition that the Share Transfer Plan approved under Proposal 1 does not lose its effectiveness until the day before March 31, 2016.

In accordance with our Articles of Incorporation, we will pay dividends (i.e., a year-end dividend) from surplus for fiscal year ending March 2016 (from April 1, 2015 to March 31, 2016) to final shareholders and registered pledgees of shares who are recorded in the shareholder registry as of March 31, 2016 subject to the adoption of a resolution at the general meeting of shareholders of the Bank after we become a wholly-owned subsidiary of the joint holding company on April 1, 2016.